[AMC Letterhead]

May 11, 2005

VIA EDGAR AND FACSIMILE

Mr. Max A. Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

    Re:
    AMC Entertainment Inc.
    Registration Statement on Form S-2 (File No. 333-122389)
    Registration Statement on Form S-4 (File No. 333-122376)

Dear Mr. Webb:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of AMC Entertainment Inc. (the "Registrant"), I hereby request that the effective date of the Registrant's Registration Statements on Form S-2, Registration No. 333-122389 and on Form S-4, Registration No. 333-122376, as amended, be accelerated to 4:00 p.m., Eastern daylight time, or as soon as practical thereafter, on Friday, May 13, 2005.

        The Registrant hereby acknowledges the following:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,
By:	/s/ CHRIS A. COX
Name: Chris A. Cox Title: Vice President and Chief Accounting Officer
cc:
Kevin M. Connor
Gregory Ezring
Monica Thurmond